Exhibit 99.1

Nisun International Expands Fully into the Rubber Supply Chain Industry by Signing
Supply Chain Contracts with an Initial Order of Approximately $13.5 Million

SHANGHAI, China, November 5, 2024 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd. (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry-driven integrated supply chain solutions provider, is pleased to announce the signing of strategic partnership agreements with Shandong Hi-Speed Qingdao West Coast Port Co., Ltd., Shanneng (Qingdao) Smart Industrial Technology Co., Ltd., and Ningbo Weiduoduo New Material Technology Co., Ltd. These agreements mark Nisun International’s strategic entry into the rubber supply chain market with initial orders totaling approximately $13.5 million (RMB 95.6 million). As part of this collaboration, the Company will deliver 6,484.8 tons of rubber products, highlighting its commitment to expanding into essential industries and strengthening its integrated supply chain capabilities.

This strategic move underscores Nisun International’s dedication to capturing growth opportunities within China’s high-demand rubber industry, an essential sector with applications across industrial, transportation, agricultural, and healthcare fields. By leveraging these partnerships, Nisun International aims to enhance product quality and optimize supply chain processes, supporting the sector’s continued evolution toward efficiency and scale.

“Our entry into the rubber supply chain is a significant step in diversifying and strengthening our supply chain services,” said Xin Liu, CEO of Nisun International. “These partnerships not only position us to deliver high-quality, reliable rubber products to meet the expanding demand but also aligns with our mission to bring sustainable value to our customers and shareholders. We are excited about the growth potential this industry offers and are committed to building a robust, reliable supply chain that supports innovation and efficiency. Notably, one of our clients, Shandong Hi-Speed Group, is a state-owned capital investment company in Shandong’s infrastructure sector and is among the Fortune Global 500 companies. Partnering with such a major client demonstrates strong recognition of our business capabilities and corporate strength.”

By entering the rubber supply chain and collaborating with industry leaders, Nisun International is strategically positioned for growth. The Company’s focus on quality, sustainability, and operational excellence bolsters both consumer confidence and shareholder value, reinforcing Nisun International’s role as a key integrated supply chain solutions provider.

About Nisun International Enterprise Development Group Co., Ltd.

Nisun International Enterprise Development Group Co., Ltd. (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International ’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International ’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com